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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

LNB Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502100-10-0
(CUSIP Number)
Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L.
1375 E. 9th Street,
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	502100-10-0	Page	2	of	7

1	NAMES OF REPORTING PERSONS: AMG Investments, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		580,105

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		580,105

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

580,105

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	502100-10-0	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Steven A. Calabrese

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		580,105

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

580,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

580,105

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	502100-10-0	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Richard M. Osborne

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		580,105

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

580,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

580,105

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	502100-10-0	Page	5	of	7
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 3 to Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese and Richard M. Osborne, relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by AMG were acquired for the aggregate purchase price of approximately $214,502 (excluding commissions) with margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers (“call money rate”) and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of the Shares reported herein as having been acquired by AMG.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     As LNB’s largest shareholder, AMG has a significant stake in understanding the accounting policies and procedures adopted by LNB. On December 7, 2007, AMG sent a letter to LNB requesting that LNB explain to all shareholders through clear and transparent disclosure its early adoption of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The letter is attached as Exhibit 7.1.
Item 5. Interest in Securities of the Issuer.
     Items 5(a) and 5(c) are amended and supplemented as follows:
     (a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,295,663 Shares outstanding.
     AMG beneficially owns 580,105 Shares, or 7.95% of the outstanding Shares. As managing members of AMG, each of Mr. Calabrese and Mr. Osborne may be deemed to beneficially own all Shares held by AMG.
     (c) Since the filing of Amendment No. 2 to Schedule 13D on October 26, 2007, AMG purchased 15,200 Shares in open market transactions as set forth below:

CUSIP No.	502100-10-0	Page	6	of	7

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
10/25/07	1,000	$14.25
10/25/07	3,000	$14.15
11/9/07	700	$13.25
11/13/07	100	$13.47
11/14/07	3,000	$14.10
11/14/07	1,000	$14.01
11/14/07	200	$14.00
11/15/07	6,000	$14.20
11/20/07	200	$14.35
Item 7.  Material to be Filed as Exhibits.
7.1	Letter to LNB Bancorp, Inc. dated December 7, 2007

7.2	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 10, 2007

AMG Investments, LLC

/s/ Richard M. Osborne

By: Richard M. Osborne
Its: Managing Member

/s/ Richard M. Osborne

Richard M. Osborne, Individually

/s/ Steven A. Calabrese

Steven A. Calabrese, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to LNB Bancorp, Inc. dated December 7, 2007

7.2	Joint Filing Agreement